NORTHWESTERN CORPORATION

3010 WEST 69TH STREET

SIOUX FALLS, SOUTH DAKOTA 57108

January 8, 2009

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthWestern Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2008
File No. 1-10499

Dear Mr. Owings,

Pursuant to a telephone conversation I held with Staff Attorney, Christopher Chase on January 6, 2009, regarding the comments contained in your letter to us, dated December 18, 2008, we will provide our formal responses by January 13, 2009.

Very truly yours,

/s/ Kendall Kliewer

Kendall Kliewer

Vice President & Controller of

NorthWestern Corporation